Filed pursuant to 424(b)(3)

Registration No. 333-168129

CNL PROPERTIES TRUST, INC.

STICKER SUPPLEMENT DATED JULY 29, 2011

TO PROSPECTUS DATED JUNE 27, 2011

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated June 27, 2011. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Properties Trust” include CNL Properties Trust, Inc. and its subsidiaries.

PRIOR PERFORMANCE SUMMARY

The table below replaces the table in “Prior Performance Summary – Prior Investment Programs – CNL” on page 96 of the prospectus.

Entity	Number of Properties Acquired	Aggregate Purchase Price (in thousands)	Number of Properties Sold
CNL Income Fund XVIII, Ltd.	2	$2,100	8
CNL Restaurant Properties, Inc.	403	800,700	723
CNL Retirement Properties, Inc.	279	3,306,200	3
CNL Hotels & Resorts, Inc.	106	5,773,000	46
CNL Lifestyle Properties, Inc.(1)	125	2,409,700	3

	915	$12,291,700	783

(1)	Additionally, CNL Lifestyle Properties, Inc. invested in 15 mortgages collateralized by real estate properties with an aggregate principal of approximately $224.5 million for the period from January 1, 2001 to December 31, 2010.

APPENDIX A

The footnote below replaces Note 1 to Table III – Operating Results of Prior Programs – CNL Hotels & Resorts, Inc. on page

A-7 of the Prior Performance tables in Appendix A to the prospectus:

Note 1: CNL Hotels & Resorts, Inc. (the “Hotels & Resorts REIT”) offered securities for sale in five public offerings since 1997. Of the funds raised as of December 31, 2006, $161,811,790 was pursuant to its reinvestment plan.

Table IV – Results of Completed Programs (Note 1) on page A-13 of the Prior Performance tables in Appendix A to the prospectus:

Source (on a GAAP basis) – investment income for CNL Income Fund IV is changed from 1,115 to 1,095.